EXHIBIT 99.1

COFECE Approves Pan American Silver's Arrangement with MAG Silver

The Arrangement is Expected to be Completed on September 4, 2025

VANCOUVER, British Columbia, Aug. 25, 2025 (GLOBE NEWSWIRE) -- Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") and MAG Silver Corp. (NYSE American: MAG) (TSX:MAG) ("MAG") are pleased to announce that the Mexican Federal Economic Competition Commission ("COFECE") has approved the previously announced acquisition of all of the issued and outstanding common shares of MAG ("MAG Shares") by Pan American (the "Arrangement"). All required regulatory, shareholder and court approvals, including the final court order, have now been received and the Arrangement is anticipated to be completed on or about September 4, 2025.

Election Deadline for MAG Shareholders

Registered holders of MAG Shares must indicate their election by no later than 2:00 p.m. (Vancouver time) on August 27, 2025, to receive either:

  $20.54 in cash for each MAG Share held; or
  the default election of $0.0001 in cash and 0.755 of a common share of Pan American for each MAG Share held,

in each case subject to proration in connection with the Arrangement such that the aggregate consideration paid to all MAG shareholders consists of $500 million in cash and the remaining consideration paid in Pan American shares (the "Consideration"). See MAG's news release dated August 18, 2025 entitled "MAG Announces Election Deadline for Arrangement with Pan American". Additional information regarding the Arrangement and the procedure for the exchange of MAG Shares for the Consideration is provided in MAG's management information circular dated June 6, 2025 (the "Circular"). The Circular is available under MAG's SEDAR+ profile at www.sedarplus.ca and on MAG's website at https://magsilver.com/investors/#pan-american-meeting.

About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. Pan American also owns a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. Pan American has been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. Pan American is headquartered in Vancouver, B.C. and its shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".

Learn more at panamericansilver.com

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About MAG

MAG is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to mining and processing operations, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Cautionary Note Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release, including any information relating to Pan American's future oriented financial information, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the anticipated completion of the Arrangement, and the timing for the completion of same.

These forward-looking statements and information reflect Pan American's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate Credit Facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; unanticipated or excessive tax assessments or reassessments in our operating jurisdictions; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.

Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

For more information contact:

Pan American
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

MAG
Fausto Di Trapani
Chief Financial Officer
Ph: 604-630-1399
Email: info@magsilver.com